November 30, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On October 12, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Navigator Equity Hedged Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 183 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 16, 2010, you provided comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please amend the footnote number 3 to the annual fund operating expenses table to include a description of exclusions from the fee cap and disclose that waivers and reimbursements may be recouped.  Additionally, please provide assurances that the expense limitation will have a term of at least one year.

Response.  The footnote has been expanded as requested and the Registrant confirms that the expense limit will have a term of at least one year.

2.

Comment.  Please confirm that the Fund's principal investment strategies do not include investing in individual equity securities in addition to investing equity ETFs.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

November 30, 2010

Response.  The Registrant confirms the Fund's principal investment strategies do not include investing in individual equity securities.

3.

Comment.  Under the section entitled Principal Investment Strategies, please clarify that while the Fund's individual investments are made without restriction as to capitalization, country or trading currency, that the adviser's global asset allocation process subjects the Fund to portfolio-level limits.

Response.  The section has been amended to clarify the nature of the security specific and portfolio level limits.

4.

Comment.  Please expressly include a mention of emerging markets in relation to the Fund's disclosure that invests without country restrictions.

Response.  The disclosure mentioned above has been amended to include emerging markets.

5.

Comment.  Please include "as defined above" when describing the Fund's 80% equity investment policy.

Response.  The requested amendment has been made.

6.

Comment.  Under the section entitled Global Asset Allocation Process, please provide a brief definition of issuer capitalization, investment style industry sector and sub-sector.

Response.  The requested brief definitions of issuer capitalization, investment style, industry sectors and sub-sectors have been added.

7.

Comment.  Under the section entitled Hedging Process, please provide a brief explanation of the mechanics of the protection offered by put options.

Response.  The requested brief explanation has been added.

8.

Comment.  Under the section entitled Principal Investment Risks, Leveraging Risk, please eliminate the references to liquidating at disadvantageous time as this does not seem consistent with option risk.

Response.  The requested deletion has been made.

November 30, 2010

9.

Comment.  Under the section entitled Principal Investment Risks, Limited History of Operations, please add a disclosure alerting investors to the fact that the adviser has not managed a mutual fund before.

Response.  The requested addition has been made.

10.

Comment.  Under the section entitled Principal Investment Risks, Put Option Risk, please add a disclosure explaining that the many of Fund's ETFs are not S&P 500-linked ETFs.

Response.  The requested additional disclosure has been made.

11.

Comment.  Under the section entitled Additional Information About Principal Investment Strategies and Related Risks, Investment Objective, please add a disclosure explaining that the Fund's investment objective may be changed without a shareholder vote.

Response.  The requested additional disclosure has been made.

12.

Comment.  Under the section entitled Additional Information About Principal Investment Strategies and Related Risks, Investment Objective, please add a disclosure explaining that the Fund's 80% investment policy may be changed without a shareholder vote.

13.

Response.  The requested additional disclosure has been made.

14.

Comment.  Under the section entitled Additional Information About Principal Investment Strategies and Related Risks, Hedging Process, please amend the first sentence to describe the adviser's view of return volatility in "plain English."

Response.  The sentence has been revised to read as follows: The adviser views stock market volatility as though it were an asset class, which is a key element to the portfolio’s risk management.

15.

Comment.  Under the section entitled Management, Portfolio Manager, please consider referring the portfolio manager as Mr. Clark, rather than Sean as the extensive use of a first name is unusually informal.

Response.  References to Sean have been replaced with Mr. Clark.

November 30, 2010

16.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please consider adding to the disclosure to provide additional details describing the Fund's policy regarding frequent shareholder trading of Fund shares.

Response.  Upon review, the Registrant believes that present disclosures are extensive and that additions might tend to obscure the existing disclosures to the detriment of prospective shareholders.

17.

Comment.  Please delete the assertion that the Fund's privacy policy disclosure is not part of the Prospectus.

Response.  The requested deletion has been made.

STATEMENT OF ADDITIONAL INFORMATION

18.

Comment.  Please review and edit disclosures that refer to "may" as "will" when this would more clearly describe the Fund's investments.

Response.  The requested edits have been made.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

November 30, 2010

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser